Exhibit 99.1

QIWI plc Announces the Appointment of Nilesh Lakhani to the Board of Directors

MOSCOW, RUSSIA – August 26, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today that Mr. Nilesh Lakhani was appointed to the Company’s Board of Directors as an independent director effective August 22, 2013.

Mr. Lakhani has over 25 years of experience working with international companies. He has held key executive positions with growth companies in the technology, media and financial services industries. From 2010 until 2012, he was the CFO of oDesk Corporation where he was selected as a finalist for the Silicon Valley Business Journal’s CFO of the Year Award. Prior to that, from 2007 until 2010, he was the CFO of Yandex (NASDAQ: YNDX). He also served as CFO of CTC Media (NASDAQ: CTCM) from 2004 until 2007, which he led to a successful IPO in 2006. Mr. Lakhani also currently serves as an independent director on the boards of Decolar, GetGoing and Netshoes.

“On behalf of the Board I am pleased to welcome Nilesh to the QIWI team,” said Andrey Romanenko, Chairman of the Board of QIWI. “His invaluable financial and public company expertise will be a great asset to the Board and the Company.”

Pursuant to this appointment, the Company’s Board of Directors is now comprised of 11 members, three of whom are independent directors.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy

Head of Investor Relations

+7 925 869 1199

ir@qiwi.com